Form C Withdrawal

Cover Page

Name of issuer:

Parlay, Inc.

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 2/3/2020

Physical address of issuer:

40764 Winchester Rd. #590
Temecula CA 92591

Website of issuer:

http://www.parlay.cafe

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,900,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,200,000.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($152,500.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C Withdrawal and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Parlay, Inc.

By

Founder | CEO   10 / 01 / 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C Withdrawal and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____

Vice president

10 / 01 / 2021

_____

Founder | CEO

10 / 01 / 2021

_____

The Form C Withdrawal must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Form C Withdrawal to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C Withdrawal on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.













HELLOSIGN

Audit Trail

TITLE	Parlay, Inc. Form C-W
FILE NAME	Parlay_CW_.pdf
DOCUMENT ID	991b87f91326e588449d52740a7c15711e6124c6
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SENT	**10 / 01 / 2021** 17:46:24 UTC	Sent for signature to Don Mastrangelo (don@parlay.cafe) and Rachel Mastrangelo (rachel@shoutout.biz) from kai@wefunder.com IP: 73.223.155.108
VIEWED	**10 / 01 / 2021** 17:53:58 UTC	Viewed by Don Mastrangelo (don@parlay.cafe) IP: 174.243.209.113
SIGNED	**10 / 01 / 2021** 17:54:28 UTC	Signed by Don Mastrangelo (don@parlay.cafe) IP: 174.243.209.113
VIEWED	**10 / 01 / 2021** 18:47:05 UTC	Viewed by Rachel Mastrangelo (rachel@shoutout.biz) IP: 174.243.211.64
SIGNED	**10 / 01 / 2021** 19:58:13 UTC	Signed by Rachel Mastrangelo (rachel@shoutout.biz) IP: 161.199.43.63
COMPLETED	**10 / 01 / 2021** 19:58:13 UTC	The document has been completed.